FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Changes of Directors and Executive Officers

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 4, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F      X            Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President Chief Financial Officer

February 3, 2009

Mitsui & Co.,Ltd.

News Release

To whom it may concern

Changes of Directors and Executive Officers

We hereby inform the promotion and related personnel changes for Executive Officers (Shikko-Yakuin) effective from April 1, 2009 which was approved at our Board of Directors meeting today.

Content list

I.	Promotion & Related Personnel Changes for Executive Officers;

1)	Promoted Executive Officers (Shikko-Yakuin); April 1, 2009

2)	Newly appointed Executive Officers; April 1, 2009

3)	Related Personnel Changes for Executive Officers; April 1, 2009

4)	Retiring of Executive Officers; March 31, 2009

II.	Newly appointed Directors/Retiring of Directors;

1)	Newly appointed Directors; June, 2009

2)	Retiring of Directors; June, 2009

III.	Corporate Auditors;

1)	Newly appointed Corporate Auditors; June, 2009

2)	Retiring of Corporate Auditor; June, 2009

IV.	Related Personnel Changes; April 1, 2009

V.	Notice of Reorganization of Business Units (effective from April 1, 2009)

For further information, please contact

Mitsui & Co., Ltd.
Corporate Communications Division
Tel: +81-3-3285-7562
Investor Relations Division
Tel: +81-3-3285-7910

I. Promotion & Related Personnel Changes for Executive Officers;

1)	Promoted Executive Officers (Shikko-Yakuin); 9 People

April 1, 2009

Name	New	Present
Takao Omae	Senior Executive Managing Officer	Executive Managing Officer; Chief Operating Officer of Infrastructure Projects Business Unit

Koji Nakamura	Senior Executive Managing Officer; Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit	Executive Managing Officer; General Manager of Osaka Office

Masaaki Fujita	Senior Executive Managing Officer; Chief Operating Officer of Americas Business Unit	Executive Managing Officer; Chief Operating Officer of Foods & Retail Business Unit

Osamu Koyama	Executive Managing Officer; President & CEO of Mitsui Global Strategic Studies Institute	Managing Officer; Deputy Chief Operating Officer of Americas Business Unit

Shigeru Hanagata	Executive Managing Officer; General Manager of Nagoya Office	Managing Officer; Chief Operating Officer of Motor Vehicles Business Unit

Masayoshi Komai	Executive Managing Officer; Chief Operating Officer of Marine & Aerospace Business Unit	Managing Officer; Chief Operating Officer of Marine & Aerospace Business Unit

Yoshinori Setoyama	Executive Managing Officer; Chief Operating Officer of Basic Chemicals Business Unit	Managing Officer; Chief Operating Officer of First Chemicals Business Unit

Masahiko Okamura	Executive Managing Officer; General Manager of Osaka Office	Managing Officer; Chief Operating Officer of Second Consumer Service Business Unit

Masaaki Iida	Executive Managing Officer; Chief Operating Officer of Transportation Logistics Business Unit	Managing Officer; Chief Operating Officer of Transportation Logistics Business Unit

2)	Newly appointed Executive Officers; 7 people

April 1, 2009

Name	New	Present
Noritaka Tanaka	Managing Officer; General Manager of Investment Administration Division	Associate Director; General Manager of Tohoku Office

Susumu Uneno	Managing Officer; Chief Operating Officer of Performance Chemicals Business Unit	Deputy Chief Operating Officer of Second Chemicals Business Unit

Kazuhiko Fukuchi	Managing Officer; Chief Operating Officer of Consumer Service Business Unit	Deputy Chief Operating Officer of First Consumer Service Business Unit

Shintaro Ambe	Managing Officer; Chief Operating Officer of Infrastructure Projects Business Unit	Deputy Chief Operating Officer of Financial Markets Business Unit

Motomu Takahashi	Managing Officer; Deputy Chief Operating Officer of Americas Business Unit	Chairman of the board of Director of Steel Technologies, Inc.

Mitsuo Hidaka	Managing Officer; Chief Operating Officer of Energy Business Unit II	General Manager of Planning & Administrative Division, Mineral & Metal Resources Business Unit

Ichizo Kobayashi	Managing Officer; Chief Operating Officer of Motor Vehicles Business Unit	Deputy Chief Operating Officer of Motor Vehicles Business Unit

3)	Related Personnel Changes for Executive Officers; 11 people

April 1, 2009

Name	New	Present
Norinao Iio	Senior Executive Managing Officer	Senior Executive Managing Officer; Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit

Seiichi Tanaka	Representative Director Senior Executive Managing Officer; Chief Information Officer; Chief Privacy Officer	Representative Director Senior Executive Managing Officer; Chief Privacy Officer

Junichi Mizonoue	Executive Managing Officer; President of Mitsui & Co. (Thailand) Ltd.	Executive Managing Officer; Chief Operating Officer of Second Chemicals Business Unit

Name	New	Present
Terukazu Okahashi	Managing Officer; President of Mitsui & Co. (Canada) Ltd.	Managing Officer; Deputy General Manager of Osaka Office

Katsumi Ogawa	Managing Officer; Deputy Chief Operating Officer of Americas Business Unit	Managing Officer; Chief Operating Officer of Financial Markets Business Unit

Akio Yamamoto	Managing Officer; Representative Director, President & CEO of Mitsui Bussan Plastics Trade Co., Ltd.	Managing Officer; President of Mitsui & Co. (Thailand) Ltd.

Noriaki Sakamoto	Managing Officer; Deputy Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit	Managing Officer; President of Mitsui & Co. (Canada) Ltd.

Joji Okada	Managing Officer; Assistant to Chief Financial Officer; General Manager of Global Controller Division	Managing Officer; General Manager of Accounting Division

Takashi Fukunaga	Managing Officer; Chief Operating Officer of Foods & Retail Business Unit	Managing Officer; Deputy Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit

Shuji Nakura	Managing Officer; Chief Operating Officer of IT Business Unit	Managing Officer; General Manager of Investment Administration Division

Mitsuhiko Kawai	Managing Officer; Chief Operating Officer of Financial Markets Business Unit	Managing Officer; Chief Operating Officer of Energy Business Unit II

4)	Retiring of Executive Officers; 8 people

March 31, 2009

Name	New	Present
Toshihiro Soejima	Director (as of April.1, 2009)	Representative Director Executive Vice President

Motokazu Yoshida	Director (as of April.1, 2009)	Representative Director Executive Vice President; Chief Information Officer

Yasunori Yokote	Counselor (as of April.1, 2009)	Executive Vice President; Chief Operating Officer of Americas Business Unit

Jitsuro Terashima	Retiree	Executive Managing Officer; President & CEO of Mitsui Global Strategic Studies Institute

Kenichi Yamamoto	Retiree	Executive Managing Officer; Chief Operating Officer of First Consumer Service Business Unit

Toshio Awata	Retiree	Executive Managing Officer; General Manager of Nagoya Office

Masaaki Murakami	Retiree	Managing Officer; President of Mitsui & Co.Korea Ltd.

Osamu Takahashi	Retiree	Managing Officer; Chief Operating Officer of IT Business Unit

II. Newly appointed Directors/Retiring Directors; June, 2007

1)	Newly appointed Directors; 2 people

June 2009*

Name	New	Present
Norinao Iio	Representative Director Senior Executive Managing Officer	Senior Executive Managing Officer (As of April 1. 2009)

Takao Omae	Representative Director Senior Executive Managing Officer	Senior Executive Managing Officer (As of April 1, 2009)

2)	Retiring of Directors; 3 people

June 2009*

Name	New	Present
Nobuo Ohashi	Counselor	Director (As of April 1, 2009)

Toshihiro Soejima	Counselor	Director (As of April 1, 2009)

Motokazu Yoshida	Counselor	Director (As of April 1, 2009)

Please note that:

*	appointment of Directors is subject to approval at the upcoming General Meeting of Shareholders to be held in June, 2009.

*	retiring of Directors will be effective on the close of the upcoming General Meeting of Shareholders to be held in June, 2009.

III. Corporate Auditors; June, 2009

1)	Newly appointed Corporate Auditors: 1 people

June 2009*

Name	New	Present
Hiroyasu Watanabe	Corporate Auditor

2)	Retiring of Corporate Auditor; 2 people

June 2009*

Name	New	Present
Tasuku Kondo	Retiree	Corporate Auditor

Ko Matsukata	Retiree	Corporate Auditor

Please note that:

*	appointment of Corporate Auditors are subject to approval at the upcoming General Meeting of Shareholders to be held in June, 2009.

*	retiring of Corporate Auditor will be effective on the close of the upcoming General Meeting of Shareholders to be held in June, 2009.

IV. Related Personnel Changes; April 1, 2009

Name	New	Present
Yoshitaka Kuriyama	Associate Director; General Manager of Hokkaido Office	General Manager of Hokkaido Office

Tatsuo Nakayama	Associate Director; President of Mitsui & Co.(Brasil) S.A	President of Mitsui & Co.(Brasil) S.A

Kiyoshi Masuko	Associate Director; Deputy Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit; Chairman & Managing Director of Mitsui & Co., Middle East Ltd.	EMEA (Europe, the Middle East and Africa) Business Unit, Divisional Operating Officer of Organic Chemicals Division; Mitsui & Co. Europe Plc., Divisional Operating Officer of Organic Chemicals Division

Munetaka Onose	Associate Director; Chief Representative of Mitsui & Co.,Ltd in South West Asia; Managing Director of Mitsui & Co. India Pvt. Ltd.	Chief Representative of Mitsui & Co.,Ltd in South West Asia; Managing Director of Mitsui & Co. India Pvt. Ltd.

Masanari Nagai	Associate Director; President of Mitsui & Co. Korea Ltd.	Assistant to Chief Operating Officer of Infrastructure Projects Business Unit

Name	New	Present
Tamikiyo Hasegawa	Associate Director; Managing Director of Mitsui & Co.(Guangdong) Ltd.; Managing Director of Mitsui & Co.(Guangzhou) Ltd.	Managing Director of Mitsui & Co.(Guangdong) Ltd.; Managing Director of Mitsui & Co.(Guangzhou) Ltd.

Tomoo Takeuchi	Associate Director; General Manager of Secretariat	General Manager of Secretariat

Shigeru Hashimoto	Associate Director; General Manager of Logistics Management Division	General Manager of Logistics Management Division

Toshiaki Urashima	Associate Director; General Manager of Planning & Administrative Division, Marine & Aerospace Business Unit	General Manager of Planning & Administrative Division, Marine & Aerospace Business Unit; General Manager of Planning & Administrative Division, Motor Vehicles Business Unit

V. Notice of Reorganization of Business Units (effective from April 1, 2009)

Please refer to the attached sheets.

Accounting Div. and Business Process Control Div.

Current
New
Accounting Div
First Business Process Control Div.
Second Business Process Control Div.
Third Business Process Control Div.
Global Controller Div.
Segment Controller Div.

First Chemicals Business Unit and Second Chemicals Business Unit

Current

First Chemicals Business Unit

- Planning & Administrative Div., First Chemicals Business Unit
- Gas Chemicals Div.
- Chlor-Alkali Div.
- Basic Petrochemicals Div.
- Petrochemicals & Fiber Intermediates Div.
- Industrial Chemicals Div.
- Specialty Chemicals Div.
- Agri Science Div.
- Fertilizer Div.
- Organic Chemicals Div.

Second Chemicals Business Unit

- Planning and Administrative Div., Second Chemicals Business Unit
- SCM Solution Div.
- Specialty Materials Div.
- General Purpose Materials Div.
- Advanced Materials Div.
- Renewable Energy Div.
- Industrial Minerals Div.
- Functional Materials Div.
- Nagoya Plastics & Inorganic Chemicals Div.
- West Japan Plastics & Inorganic Chemicals Div.
- Fukuoka Plastics & Inorganic Chemicals Div.

New

Basic Chemicals Business Unit

- Planning and Administration Div., Basic Chemicals Business Unit.
- Strategic Business Development Div.
- Methanol Div.
- Chlor-Alkali Div.
- Olefins and Polyolefins Div.
- Aromatics and Polyester Materials Div.
- Industrial Chemicals Div.

Performance Chemicals Business Unit.

- Planning and Administration Div., Performance Chemicals Business Unit.
- SCM Solution Div.
- Electronic Materials Div.
- Industrial Minerals Div.
- Performance Polymers and Additives Div.
- Specialty Chemicals Div.
- Renewable Energy Div.
- Ammonia and Sulphur Div.
- Agri Science Div.
- Fertilizer Div.
- Marketing Platform Planning and Administration Div.
- West Japan Chemicals Div.
- Nagoya Chemicals Div.

Consumer Service Business Unit

Current

New

First Consumer Service Business Unit
Planning & Administrative Div., First Consumer Service Business Unit
Brand Marketing Business Div.
Apparel Business Div.
Media Business Div.
Retail & Commerce Business Div.
Service Business Div.
West Japan CS Business Div.
Medical Healthcare Business Div.
Second Consumer Service Business Unit
Planning & Administrative Div., Second Consumer Service Business Unit
First Urban Planning & Development Div.
Second Urban Planning & Development Div.
Housing & Industrial Materials Business Div.
Osaka Living Materials Business Div.
Property Management Div.
Consumer Service Business Unit
Planning & Administrative Div.
Service Business Div.
Housing & Industrial Materials Business Div.
First Urban Planning & Development Div.
Second Urban Planning & Development Div.
Medical Healthcare Business Div.
Fashion Business Div.
West Japan CS Business Div.
Property Management Div.

IT Business Unit

Current

New

IT Business Unit
Planning & Administrative Div.
IT Outsourcing Business Div.
Mobile Business Div.
ICT Service Business Div.
Electronics Business Div.
Display Business Div.
West Japan IT Business Div.
First Consumer Service Business Unit
Media Business Div.
IT Business Unit
Planning & Administrative Div.
ICT Solution Business Div
Mobile Business Div.
Media Business Div
ICT Marketing Business Div.
Electronics Business Div.
Display Business Div.
West Japan IT Business Div.